UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File Number 001-37399

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Kearny Bank Employees’ Savings Plan
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN
TABLE OF CONTENTS
December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Audit Committee, Plan Administrator and Plan Participants of
Kearny Bank Employees’ Savings Plan

Opinion on the 2023 Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Kearny Bank Employees’ Savings Plan (Plan) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the 2023 financial statements). In our opinion, the 2023 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion on the 2023 Financial Statements

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s 2023 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2023 financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the 2023 financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2023 financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the 2023 financial statements. We believe that our audit provides a reasonable basis for our opinion.

2023 Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2023 financial statements. The 2023 supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the 2023 supplemental information reconciles to the 2023 financial statements or to the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the 2023 supplemental information. In forming our opinion on the 2023 supplemental information, we evaluated whether the 2023 supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the 2023 supplemental information is fairly stated, in all material respects, in relation to the 2023 financial statements as a whole.

Other Matter - Auditor’s Report on the 2022 Financial Statements

The 2022 financial statements of the Plan were audited by predecessor auditors whose report dated June 23, 2023, expressed an unqualified opinion on those financial statements.

We have served as the Plan’s auditor since 2024.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 21, 2024

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of
Kearny Bank Employees’ Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Kearny Bank Employees’ Savings Plan (the Plan) as of December 31, 2022, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We have served as the Plan’s auditor from 2017 to 2023.
Pittsburgh, Pennsylvania
June 23, 2023

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Assets
Cash and equivalents	$—	$130,733

Investments, at fair value:
Employer common stock	9,620,753	10,778,478
Investment in mutual funds	41,828,945	35,277,368
Interest in collective trust	5,759,768	5,340,628
Total investments	57,209,466	51,396,474

Notes receivable from participants	1,043,981	1,114,526
Due from broker for sale of investments	—	2,944

Total assets	58,253,447	52,644,677

Liabilities
Due to broker for purchase of investments	—	122,141
Total liabilities	—	122,141

Net assets available for benefits	$58,253,447	$52,522,536

See accompanying notes to financial statements.

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2023	2022
Investment income (loss):
Interest and dividends	$1,431,367	$1,248,288
Net appreciation (depreciation) in fair value of investments	5,604,808	(12,173,963)
Total investment income (loss)	7,036,175	(10,925,675)

Interest income on notes receivable from participants	58,031	47,893

Contributions and transfers:
Participants	3,294,573	3,518,051
Employer	1,405,618	1,446,772
Rollover	86,071	271,602
Transfers from Employee Stock Ownership Plan	183,507	174,781
Total contributions and transfers	4,969,769	5,411,206

Deductions:
Benefits paid to participants	6,130,150	3,944,009
Administrative expenses	202,914	211,573
Total deductions	6,333,064	4,155,582

Net increase (decrease)	5,730,911	(9,622,158)

Net assets available for benefits
Beginning of year	52,522,536	62,144,694

End of year	$58,253,447	$52,522,536

See accompanying notes to financial statements.

Kearny Bank Employees’ Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022
Note 1 – Description of the Plan
The following brief description of the provisions of the Kearny Bank Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

The Plan’s assets were held by Reliance Trust Company, trustee, as of and for the year ended December 31, 2022 and for the period from January 1, 2023 to November 17, 2023. As of December 31, 2023 and for the period from November 18, 2023 to December 31, 2023, the trustee was Empower Trust Company, LLC.

Participation:
The Plan is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after performance of 250 hours of service in a consecutive three-month period and attainment of the age of 21. The participant becomes eligible the first day following the eligibility month. New Plan participants who have not made a prior election waiving their right to participation or adjusting their deferral percentage are automatically enrolled in the Plan upon their date of eligibility at a deferral rate of 6%. Contributions are allocated into a default fund unless otherwise elected by the participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions:
Kearny Bank (“Employer Company”) has voluntarily agreed to make a matching contribution based upon the following matching schedule: 100% match on the first 1% participant deferral plus 50% on the next 5% participant deferral, for a maximum Employer Company match of 3.5%. A participant may also elect to contribute voluntarily up to 75% of his or her salary, subject to applicable limits established in the Internal Revenue Code (“Code”), which will not be matched by the Employer Company beyond the extent noted above. Compensation is defined as wages, tips and other compensation on Form W-2, excluding reimbursements or other expenses, allowances, fringe benefits (cash or non-cash), moving expenses, deferred compensation and welfare benefits.
A participant may make “catch-up” contributions, up to the maximum amount allowed by the Code, if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution for the year ended December 31, 2022 was $6,500. The maximum allowable catch-up contribution increased to $7,500 for the year ended December 31, 2023.
Participant Accounts:
Each participant’s account is credited with the participant’s and Employer Company’s contributions, an allocation of the Plan’s earnings (including appreciation or depreciation of Plan assets) and charges for administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.
Vesting:
Participants are 100% vested immediately in both the participant and Employer Company contributions, including rollover contributions, and actual earnings thereon.
Retirement:
Upon termination of employment, a participant may leave his or her account with the Plan and generally defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 73, except to the extent that the vested account balance as of the date of termination is less than $1,000, in which case the participant’s interest in the Plan will be cashed out. In addition, the Plan allows for hardship distributions if certain criteria are met. Terminated participants may continue to change investment instructions with respect to their remaining account balance. Participants may also receive distributions in the form of lump-sums and/or annuities. Normal retirement age is 65.
Disability:
If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.
Pre-Retirement Death:
Upon death, the value of a participant’s account will be payable to his or her beneficiary. This payment will be made pursuant to the election of the participant or the designated beneficiary.

Kearny Bank Employees’ Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022
Notes Receivable from Participants:
In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount a participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant’s account. Interest rates charged on participant loans range between 4.25% and 10.50% as of December 31, 2023, which are commensurate with the Prime Rate plus 1%, fixed for the term of the loan. Principal and interest are paid ratably through payroll deductions. Loan terms range from one to five years or greater for the purchase of a primary residence. The Plan limits the number of participant loans outstanding to an individual participant at a given time to two loans.
Note 2 – Summary of Significant Accounting Policies
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:
Basis of Accounting:
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Valuation of Investments and Income Recognition:
The Plan’s investments are stated at fair value. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.
Investment Fees:
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.
Cash and Cash Equivalents:
The Plan considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. No collateral or security is provided on these accounts, other than those amounts insured by the Federal Deposit Insurance Corporation. Plan management believes the Plan is not subject to any significant credit risk on these accounts.
Notes Receivable from Participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.
Payments of Benefits:
Benefit payments are recorded when paid.
Administrative Costs:
Significant administrative costs of the Plan, other than administrative and loan fees, have been absorbed by the Employer Company. Such costs are primarily related to professional fees, such as audit or legal, and the use of Employer Company personnel to administer and account for the Plan. Such expenses are not included in these financial statements.
Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Plan transfers:
Plan transfers represent distributions from a separate qualified plan sponsored by the Employer Company, as a means to diversify investment holdings from the Kearny Bank Employee Stock Ownership Plan.

Kearny Bank Employees’ Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022
Note 3 – Fair Value Measurement
The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).
Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.
The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2:    Inputs to the valuation methodology include significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets or liabilities, and other observable inputs. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Employer Company Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the unadjusted quoted market prices, which represent a daily Net Asset Value (“NAV”) of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust: Valued by the trustee using the NAV of the collective trust times the number of units held by the Plan. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying assets held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments related to its investments, or significant restrictions on redemptions. The Plan may redeem its investment on a daily and immediate basis.

Kearny Bank Employees’ Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022
Note 3 – Fair Value Measurement (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2023 and 2022.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Employer Company Common Stock	$9,620,753	$—	$—	$9,620,753
Mutual funds	41,828,945	—	—	41,828,945

Total investments at fair value	51,449,698	—	—	51,449,698

Collective trust measured at net asset value*	—	—	—	5,759,768

Total fair value investments	$51,449,698	$—	$—	$57,209,466

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Employer Company Common Stock	$10,778,478	$—	$—	$10,778,478
Mutual funds	35,277,368	—	—	35,277,368

Total investments at fair value	46,055,846	—	—	46,055,846

Collective trust measured at net asset value*	—	—	—	5,340,628

Total fair value investments	$46,055,846	$—	$—	$51,396,474

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The NAV amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
Investments Measured Using NAV per Share Practical Expedient:
The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2023 and 2022, respectively. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.

Investment	Fair Value December 31, 2023	Fair Value December 31, 2022	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Reliance Trust Stable Value Fund – Series 25053 – Class 0	$5,759,768	$5,340,628	N/A	Daily	None

Kearny Bank Employees’ Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022
Note 4 – Related Party Transactions and Exempt Party-in-Interest Transactions
The Plan holds 1,072,548 and 1,061,919 shares of KFC common stock at December 31, 2023 and 2022, respectively. The fair market value and cost of the shares held by the Plan at December 31, 2023 was $9,620,753 and $11,169,674, respectively. The fair market value and cost of the shares held by the Plan at December 31, 2022 was $10,778,478 and $11,022,515, respectively. As of December 31, 2023 and 2022, approximately 17% and 21%, respectively, of the Plan’s net assets were invested in KFC common stock. During 2023, the Plan purchased 138,256 shares of stock at an aggregate cost of $1,121,853 and sold 127,627 shares of stock for total proceeds of $1,052,538. During 2022, the Plan purchased 122,865 shares of stock at an aggregate cost of $1,397,818 and sold 93,761 shares of stock for total proceeds of $1,128,245. The Plan received $461,717 and $454,070 in dividends on Employer Company common stock during 2023 and 2022, respectively. The Employer Company pays for fees for accounting and other administrative services. Additionally, certain employees and officers of the Employer Company, who are also participants in the Plan, perform administrative services for the Plan at no cost. Participants pay for administrative fees and loan fees to Reliance Trust Company, Pentegra Retirement Services and Empower Retirement, LLC. The Vanguard Group may invest in the common stock of KFC via their mutual funds. Notes receivable from participants held by the Plan also reflect party-in-interest transactions, which are secured by participant’s account balances.
Note 5 – Plan Termination
Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Disbursements to participants would be made in accordance with the Plan Agreement and applicable ERISA regulations.
Note 6 – Income Tax Status
The Plan has adopted a prototype non-standardized 401(k) profit sharing plan prepared by Pentegra Retirement Services, Inc. The prototype plan obtained its latest opinion letter dated June 30, 2020, in which the Internal Revenue Service (“IRS”) stated that the prototype plan, as then designed, complied with the applicable requirements of the Code. The Plan has been amended since receiving the letter, however, the Plan’s administrator and the Plan’s legal advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2020.
Note 7 – Risks and Uncertainties
The Plan holds investments in KFC common stock, mutual fund shares and a collective trust whose values are exposed to various risks, such as interest rate, market and credit. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments and the level of uncertainties related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.
As of December 31, 2023 and 2022, the Plan had investments of $24.1 million and $22.0 million, respectively, which were concentrated in three investments.
Note 8 – Subsequent Events
The Secure 2.0 Act of 2022 was signed into law on December 29, 2022. This legislation includes a vast array of provisional changes to retirement plans, becoming effective in 2023 and beyond. Plan management continues evaluating the impact of the implementation of this legislation on the Plan.

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN
EIN: 22-1032860
PN: 003
SCHEDULE H, LINE 4(i) SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

(a)	Identity of Issuer or Borrower (b)	Description (c)	Cost (d) **	Fair Value (e)

*	Kearny Financial Corp.	Employer Common Stock	N/A	$9,620,753

	Mutual Funds:
	Vanguard	Growth Index	N/A	8,189,603
	Vanguard	Vanguard Institutional Index	N/A	6,322,941
	Vanguard	Mid Cap Index (Admiral)	N/A	4,462,141
	Vanguard	REIT Index (Admiral)	N/A	940,189
	Vanguard	Small Cap Index (Admiral)	N/A	2,574,420
	Vanguard	Target Retirement 2020	N/A	2,027,616
	Vanguard	Target Retirement 2025	N/A	1,479,781
	Vanguard	Target Retirement 2030	N/A	2,042,764
	Vanguard	Target Retirement 2035	N/A	2,383,430
	Vanguard	Target Retirement 2040	N/A	1,512,262
	Vanguard	Target Retirement 2045	N/A	1,165,229
	Vanguard	Target Retirement 2050	N/A	1,474,316
	Vanguard	Target Retirement 2055	N/A	956,362
	Vanguard	Target Retirement 2060	N/A	652,709
	Vanguard	Target Retirement 2065	N/A	218,526
	Vanguard	Target Retirement 2070	N/A	38,868
	Vanguard	Target Retirement Income	N/A	929,363
	Vanguard	Total Bond Market Index (Admiral)	N/A	1,066,049
	Vanguard	Total International Stock Index (Admiral)	N/A	1,278,065
	Vanguard	Value Index (Admiral)	N/A	2,114,311

	Collective Trust:
*	Reliance Trust	Stable Value Fund - Series 25053 - Class 0	N/A	5,759,768

*	Participant loans	Interest rates range from 4.25% to 10.50% and mature through 2036	—	1,043,981

				$58,253,447
*	Party-in-interest

**	Historical cost has not been presented since all investments are participant-directed.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Schneider Downs & Co., Inc.

23.2	Consent of Baker Tilly US, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEARNY BANK EMPLOYEES’ SAVINGS PLAN

Date: June 21, 2024	By:	/s/ Keith Suchodolski
Keith Suchodolski
Senior Executive Vice President and Chief Financial Officer
Kearny Bank